For Immediate Release

UNILENS ANNOUNCES STOCK REPURCHASE AGREEMENT

FUNDED BY $6.9 MILLION LOAN FACILITY AND $1.5 MILLION CREDIT LINE

LARGO, Florida (November 9, 2009) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI) today announced the Company entered into a Stock Purchase Agreement in which it agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares, from its largest shareholder, Uniinvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share. The repurchased shares will be returned to the Company’s treasury.

The Sale is expected to close in the first quarter of calendar year 2010. It is subject to the Company receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as Uniinvest satisfying certain requirements applicable to it due to its pending bankruptcy proceedings.

The Company will fund the transaction primarily through a $6.9 million 5-year term loan facility provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank, facilitated by the Company’s Investment Bankers, Hyde Park Capital Partners, LLC.  Unilens Corp., USA also obtained a $1.5 million line of credit from Regions Bank for working capital purposes.  The loan facility and line of credit bear a floating interest rate at a premium over LIBOR and is secured by certain assets of the Company.

“We believe that the stock repurchase represents a very attractive use of our capital and reflects our commitment to building long-term shareholder value,” stated Michael Pecora, Chief Executive Officer of Unilens Vision Inc. “The transaction is highly accretive to earnings per share and eliminates any possible negative impact on our share value associated with the 48% stock overhang,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Len Barker at (727) 544-2531